Securities and Exchange Commission
                              Washington, DC 20549


                                   Schedule TO
            Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
                     of the Securities Exchange Act of 1934
                                (Amendment No. 1)


                  Advanced Remote Communication Solutions, Inc.
                       (Name of Subject Company (issuer))

                  Advanced Remote Communication Solutions, Inc.
                       (Names of Filing Persons (offeror))

                            Series B Preferred Stock
                         (Title of Class of Securities)

                                 Not Applicable
                      (CUSIP Number of Class of Securities)

                                  Brandon Nixon
          Chairman of the Board, President and Chief Executive Officer
                  Advanced Remote Communication Solutions, Inc.
                           10675 Sorrento Valley Road
                           San Diego, California 92121
                                 (858) 657-0100

 (Name, Address, and Telephone Numbers of Person Authorized to Receive Notices and Communications on Behalf of filing persons)



                            Calculation of Filing Fee


                        Transaction valuation $1,170,833
                          Amount of Filing Fee $107.72*


The aggregate principal amount of the Series B Preferred Stock of Advanced Remote Communication Solutions, Inc. sought for exchange equals $3,512,500. Advanced Remote Communication Solutions, Inc. has an accumulated capital deficit and thus pursuant to Rule 0-11(a)(4) of the Exchange Act, the transaction value for purposes of calculating the filing fee is $1,170,833.

* Previously paid.

[ ] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.
Amount Previously Paid:  Not Applicable

Form or Registration No.:  Not Applicable

Filing Party:  Not Applicable

DATE FILED:  Not Applicable


[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer. Check the appropriate boxes below to designate any transactions to which the statement relates:

[   ] third-party tender offer subject to Rule 14d-1.
[X] issuer tender offer subject to Rule 13e-4.
[   ] going-private transaction subject to Rule 13e-3.
[   ] amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]


This Amendment No. 1 to Tender Offer Statement on Schedule TO amends and supplements the Tender Offer Statement (the "Schedule TO") filed by Advanced Remote Communication Solutions, Inc., a California corporation (the "Company"), on June 27, 2002, relating to the offer by the Company to exchange shares of its Series C-3 Preferred Stock for issued and outstanding shares of its Series B Preferred Stock, under the terms and conditions set forth in the Offering
Statement for Series C Preferred Stock dated June 27, 2002 along with the Offering Statement Supplement dated July 19, 2002 (the "Supplement").

Item 3. Identity and Background of Filing Person

Item 3 of the Schedule TO is hereby amended and supplemented by adding the following:

The Company is the filing person and subject company. Pursuant to General Instruction C to Schedule TO, the following persons are the directors and/or executive officers of the Company:

 Name                              Title


Brandon L. Nixon                    Chairman, Director, Chief Executive Officer

Joseph M. Niehaus                   Director

Harvey Gettleson                    Director

Michael L. Silverman                Director

Mohammed G. Abutaleb                Director, President, ICTI

Charles J. Drobny, Jr.              Chief Operating Officer, Boatracs

John R. Westgarth                   President, Enerdyne

Dean B. Kernus                      Chief Financial Officer and Secretary

The business address and telephone number for all of the above directors and executive officers is c/o Advanced Remote Communication Solutions, Inc., 10675 Sorrento Valley Road, Suite 200, San Diego, California 92121 and (858) 657-0100.

Item 8. Interests in Securities of the Subject Company

Item 8 of the Schedule TO is hereby amended and supplemented by adding the following:

None.

Item 12. Exhibits

Item 12 of the Schedule TO is hereby amended and supplemented by adding the following exhibit:

(a)(9)      Offering Statement Supplement.





                                SIGNATURE

            After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                             Advanced Remote Communication Solutions, Inc.


                             By:       /s/ Brandon Nixon

                             Name:      Brandon Nixon
                             Title:     Chairman of the Board, President
                                        and Chief Executive Officer

                             Date:    July 19, 2002